

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 28, 2009

Mr. Xiao Yaqing
Chief Executive Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Hai Dian District, Beijing
People's Republic of China (100082)

> **Re: Aluminum Corporation of China Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 001-15264**

Dear Mr. Yaqing:

We have reviewed your 20 - F filing for the fiscal year ending December 31, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments:

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1.   We had asked you to comply with various disclosure requirements pertaining to your mineral property interests in our review of your 2006 report. Specifically, we issued comments to you on November 30, 2007, to which you responded on

January 31, 2008, and agreed to comply with your reporting obligations. We note that you added the disclosures requested in the amendment to your 2006 annual report on March 17, 2008. However, it appears that you have declined to make similar disclosures of the required information in your 2008 report. Accordingly, many of the comments in this letter are duplicative of comments issued in our prior review. We expect you will need to file an amendment to include the required disclosures. Please submit a draft filing with your response to these comments and explain why you discontinued this reporting.

2.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F. The EDGAR program accepts Adobe PDF files and digital maps. Please include these maps in your periodic reports and amendments to those reports that are filed on EDGAR. It is relatively easy to also include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend including an explanation of every pattern or symbol used.

- A graphical bar scale; additional representations of scale such as "one inch equals one mile" may be utilized if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographic area in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Raw materials, page 24

3. Please disclose the proven and probable reserve for each of your thirteen (13) wholly owned mines separately, and summarize this information in a table. This would include the quantity (tonnage) and quality (grade) significant for processing at your alumina operations; also reserves associated with any wholly-owned limestone or coal mines to comply with paragraph (b)(5) of Industry Guide 7, applicable by way of the Instruction to Item 4 of Form 20-F. In addition, please disclose the three year historical aluminum price used to determine your reserves. Please also adhere to the guidance in Instruction 2 to paragraph (b) (5) of Industry Guide 7, which limits aggregation of proven and probable reserves to those where the difference in the degree of assurance between the two classes cannot be readily defined or segregated. If you believe you qualify for this exception, please include a statement to that effect in your disclosure.

4. Please expand your disclosure to include a table that separately identifies both the total proven and probable reserves and your share of each total for each of your seventeen (17) jointly-owned bauxite and four (4) limestone mines, specifying the tonnage and grade significant for processing at your alumina operations; also encompassing limestone or coal mines which are jointly-owned. Please group and total reserves associated with operations that are consolidated in your financial statements apart from reserves attributable to operations that are not consolidated. Please identify the operator in each instance and include a brief summary of the terms of your operating agreements.

5. As footnotes or as part of your reserve tables, please disclose the following:

    - The extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

    - Your metallurgical recovery factor for each of your mines.

    - All prices and currency conversion factors used to estimate your reserves.

    - Your percent ownership or economic interest in each mine, clarifying the manner of computing your share of the quantities disclosed for the entire mine.

6. Please disclose in your table the average purchase price paid for bauxite obtained over the last three years from your joint operations and other suppliers. Please also disclose how these prices compare to the costs of producing from your

wholly-owned mines and discus the reasons your mines did not produce to your design capacity where applicable.

7.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all properties owned or controlled by you. For each property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

   http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

8.   Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the properties.

- A brief description of all interests in the properties, including a summary of the terms of the significant underlying agreements.

- Certain identifying information, such as the property or concession names, claim numbers, grant numbers, and dates of recording, expiration and renewal that would be sufficient to enable the properties to be distinguished from others that may exist in the area.

- The conditions that must be met in order to retain your properties or leases, including quantification and timing of all necessary payments, and specifying the dates that your leases or permits expire.

- Disclose those leases which have expired and have not been renewed.

- The area of the properties, either in hectares or acres.

Please ensure that you discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

9. Please disclose your gallium processing operations and your annual production for the last three years, including sales of this material.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments or you may contact me at (202) 551-3686 with any other questions.

Sincerely,

Branch Chief
Karl Hiller